Exhibit 99.1

January 19, 2023

Driver Management Company LLC

Attn: J. Abbott Cooper

1266 E. Main Street, Suite 700R

Stamford, CT 06902

Subject: Response to Public Rejection of Offer to Collaborate on Board Refreshment and Governance Enhancements

Dear Mr. Cooper,

As communicated in our January 9th letter, the Board of Directors (the “Board”) of AmeriServ Financial, Inc. values shareholder feedback. That is why we immediately commenced a dialogue with Driver Management Company LLC after it disclosed an investment in AmeriServ via a 13D filing late last year. Moreover, that is why we subsequently invited Driver to participate in AmeriServ's ongoing Board refreshment process by asking it to provide director candidate biographies, make candidates available for interviews and submit related questionnaires. Given Driver’s “decades of experience advising and engaging with bank management teams and boards of directors”1 and your own expertise in “corporate governance,”2 we hoped the firm would appreciate that our Board could not blindly agree to an 8.1% shareholder’s demands to designate 33% of the Company’s directors and take leadership roles on multiple committees. Our Board owes it to all of AmeriServ’s shareholders, including the roughly 92% of shareholders unaffiliated with Driver, to carry out normal-course vetting and consider their long-term interests.

We now understand that Driver prefers to forego constructive engagement in favor of running a public campaign and nominating director candidates for election at the Company’s 2023 Annual Meeting of Shareholders (the “Annual Meeting”). In addition to assessing Driver’s recently submitted nomination materials and candidate information, we will continue to carefully consider all of the firm’s suggestions and views. We will do so while prioritizing the running of our business for the benefit of all of AmeriServ’s shareholders, customers, employees and communities.

Please note that AmeriServ’s Board has already been planning to take several steps, including with regard to Board composition and corporate governance, that directly counter Driver's accusations of entrenchment. It is also notable that AmeriServ’s strategy has driven post-pandemic stockholders returns of approximately 31%, which Driver has overlooked when attacking the Company.3 Looking ahead, we do not believe it is in all of our stakeholders’ best interests to address every public and private statement made by Driver. We also have no intention of agreeing to the type of seemingly self-enriching share repurchases and cash payments that Driver has extracted from other community banks in order to end litigious contests.4

1 Source: www.DriverManagementCompany.com.

2 Source: Press release entitled The First of Long Island Corporation Announces Additional Board Refreshment as Part of Ongoing Commitment to Strong Corporate Governance.

3 AmeriServ’s total stockholder returns, with dividends reinvested, are approximately 31% since January 1, 2021.

4 Source: American Banker article entitled First United in Maryland buys out activist investor.

We look forward to communicating with all of the Company’s shareholders as they prepare to vote at this year’s Annual Meeting.

Sincerely,

/s/Allan R. Dennison

Allan R. Dennison

Chairman

AmeriServ Financial, Inc.

CC: David W. Swartz, Stevens & Lee